EXHIBIT 2

Limited Liability Company Agreement

Firebrand Partners, LLC

In consideration of the mutual covenants herein made and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the undersigned parties agree as follows:

1.                                       Formation and Name.  The parties have formed a limited liability company (the “LLC”) under the laws of the State of Delaware with the name “Firebrand Partners, LLC “.  The initial members of the LLC (“Members”) are as follows:  the Class A Members shall be Glenhill Capital LP and Glenhill Capital Overseas Master Fund, L.P. (collectively, the “Glenhill Entities”); and Scott Galloway (“Galloway”).  The Class B Member shall be Galloway.

2.                                       Purpose and Powers.  The LLC is being formed to invest in shares of common stock of Red Envelope, Inc. (“REDE”).

The LLC shall have the power, to the extent consistent with any of the foregoing purposes, (i) to acquire, own, hold, maintain, operate, manage, lease, sell and otherwise deal with property of every kind and description, whether real, personal or mixed, and whether tangible or intangible, (ii) to maintain bank accounts, to make investments and, with the approval of Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC then held by all Class A Members, to borrow money and to make and issue notes, drafts, guarantees and other instruments evidencing indebtedness and to secure the payment thereof by mortgage, pledge, assignment or other security interest, (iii) to enter into and perform all contracts, agreements and other undertakings, and (iv) to engage in any other activity or business directly related or incidental to the foregoing, and to do all things necessary, advisable, incidental or convenient to the foregoing.

3.                                       Office and Resident Agent.  The address of the office of the LLC is c/o Scott Galloway, 100 SouthPointe, #601, Miami, FL  33139, or such other address as may be determined from time to time by the Manager (as defined below) with notice to the other Members.  The name and address of the resident agent for service of process on the LLC in Delaware is NRAI Services LLC, 160 Greentree Drive, Suite 101, Dover, Delaware 19904.

4.                                       Members.  The LLC shall initially have one Class B Member and two Class A Members initially.  The name and address, classification as a Class A or Class B Member, initial capital contribution to the LLC, initial capital account, the initial percentage interest of each initial Member, and capital commitment (a “Series 1 Commitment”) of each initial Member, are set forth on Schedule A hereto.

5.                                       Capital Contributions, Capital Accounts and Percentage Interests.

(a)                                  Each Member agrees to make capital contributions (each, a “Series 1 Capital Contribution”) from time to time up to the full amount of its Series 1 Commitment.  All cash contributions shall be effected by wire transfer to a bank or brokerage account of the LLC upon five (5) days’ prior written notice by the Manager specifying the amount of the requested contribution and designating the account of the LLC to receive the wire transfer.

(b)                                 The LLC shall maintain a capital account (a “Series 1 Capital Account”) for each Member.  Such Series 1 Capital Account shall initially equal zero, and shall be increased by each Series 1 Capital Contribution, increased or decreased by items of gain, loss, income and expense and decreased by the cash or fair market value of assets distributed from such Capital Account.  The percentage interest of each Member (each, a “Percentage Interest”) shall equal such Member’s Series 1 Capital Account divided by the sum of all Members’ Series 1 Capital Accounts, as of the date of any such calculation.

(c)                                  In the event the Series 1 Commitment is drawn down by the LLC, the Glenhill Entities shall have the right to make additional capital contributions to the LLC (such contributions, “Series 2 Contributions”), which shall be reflected on the books and records of the LLC as a separate capital account (each, a “Series 2 Capital Account”).  Each Series 2 Capital Account shall initially equal zero, and shall be increased by each Series 2 Contribution, increased or decreased by items of gain, loss, income and expense attributable to purchases and sales of REDE made with respect to the Series 2 Capital Accounts, and decreased by the cash or fair market value of assets distributed from such Series 2 Capital Account.

(d)                                 All assets of the LLC shall be valued at their fair market value as reasonably determined by the Manager; provided that each publicly-traded security held by the LLC shall be valued at the last sale price on the valuation date during regular trading hours on the principal exchange or market on which such security is traded.

6.                                       Management.  The LLC shall be managed by a Manager, who shall have authority to exercise all powers of the LLC.  The Manager shall be appointed, and may be removed, by Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC.  Scott Galloway is hereby appointed the initial Manager of the LLC.  The Manager may appoint officers, including the Manager himself, of the LLC with such titles and responsibilities as he determines.  The Manager may delegate such powers and responsibilities to such officers or other persons as the Managers may determine from time to time.  Neither the Manager nor any officer of the LLC shall receive any compensation for his services in such capacity, but each shall be entitled to reimbursement for properly-documented, reasonable, ordinary and necessary expenses incurred in performance of his duties.

7.                                       Allocations.  All items of income, gain, expense and loss attributable to the purchase of REDE from Series 2 Capital Contributions shall be allocated to the Series 2 Capital Accounts.  All other items of income, gain, expense and loss (including the expense of organizing the LLC) shall be allocated to the Series 1 Capital Accounts.  The LLC shall not make any distributions other than upon liquidation unless otherwise agreed by Class A Members holding at least two-thirds (2/3) of the Percentage Interests in the LLC.

Upon liquidation of the LLC, the proceeds shall be distributed as follows:

(a)                                  An amount of proceeds equal to the Series 2 Capital Account balances shall be distributed 100% to the holders of the Series 2 Capital Accounts pro rata until each such holder has received 100% of its Series 2 Capital Contributions, and the remainder shall be distributed 92% to the holders of the Series 2 Capital Accounts pro rata and 8% to the Class B Member.

(b)                                 The remaining proceeds shall be distributed as follows:

(i)  First, 100% to the holders of the Series 1 Capital Accounts until each such holder has received an amount equal to 100% of its Series 1 Capital Contributions.

(ii)  Second, 100% to the holders of the Series 1 Capital Accounts until each such holder has received a preferred return on its Series 1 Capital Contributions equal to ten percent (10%) per annum compounded annually from the date of contribution to the date of distribution.

(iii)  Third, 100% to the Class B Member until the Class B Member has received an amount equal to 10% of the amount distributed to the Series 1 Capital Account holders pursuant to clause (ii) above.

(iv)  Fourth, the remainder shall be distributed 90% to the holders of the Series 1 Capital Accounts pro rata and 10% to the Class B Member.

8.                                       Transfer.  No Member shall sell, assign or otherwise transfer, in whole or in part, such Member’s interest in the LLC, without the prior written consent of all the other Members; provided that no consent shall be required in the case of a transfer by a Glenhill Entity to one or more of its respective affiliates.

9.                                       Indemnification, etc.   Neither the Manager nor any officer shall be liable for any act or omission made or done in good faith, except for reckless or grossly negligent acts or omissions.

The LLC shall indemnify and hold harmless the Manager and any officer of the LLC for any loss or expense incurred by him by reason of his capacity as such, except for acts or omissions that a court determines to have been made or done in bad faith.

10.                                 Liquidation and Dissolution.  The LLC shall continue to exist until May 5, 2008, unless terminated earlier pursuant as follows:

(a)                                  the LLC may be terminated at the election of the Class A Members holding a majority of the Percentage Interests any time following the second anniversary hereof;

(b)                                 the LLC may be terminated at the election of the Class B Member any time following the third anniversary hereof; and

(c)                                  the LLC may be terminated at any time upon the consent of the Class B Member and the Class A Members holding a majority of the Percentage Interests.

Distributions in liquidation may be paid in cash or in kind or a combination thereof, as determined by the Manager, except that distributions shall be made in shares of REDE, to the extent of the LLC’s ownership thereof, at the request of the Glenhill Entities.  Any shares of common stock of REDE or other publicly-traded security distributed in liquidation in connection with a withdrawal shall be valued as provided in §5 hereof.

11.                                 Admission of New Members.   A new Member may be admitted to the LLC only with the approval of, and upon terms and conditions approved by, the Manager and the Class A Members holding a majority of the Percentage Interests in the LLC.

12.                                 Custody of LLC Assets.  All cash and securities owned by the LLC shall be deposited and held in a brokerage account at W.R. Hambrecht & Co., 555 Lancaster Ave., Suite 200, Berwyn, PA 19312, in an account in the name of the LLC with instructions to provide duplicate confirms, monthly account statements and web access to account information to Kevin Corb, Glenhill Capital, 598 Madison Ave., 12th Floor, New York, NY 10022 or such other person as he may designate to the LLC.  The LLC may use a different or additional broker-dealer or a bank or trust company for these purposes upon five (5) days’ prior written notice to the Class A Members.

13.                                 Expenses.  If the total expenses of the LLC from the date hereof to the date of dissolution and liquidation, including reimbursements to the Manager or any officer under §6, but excluding brokerage commissions payable upon the LLC’s purchase or sale of securities, exceed $50,000, the Class B Member shall contribute the required amount to the capital of the LLC and the federal and state income tax deductions attributable to payment of such excess expenses shall be specially allocated to the Class B Member.  This provision is for the benefit of the LLC and the Class A Members and may not be enforced by any other person, and the parties specifically intend that no person be a third-party beneficiary of this provision or the Class B Member’s obligation.

If in connection with the acquisition of shares of common stock of REDE, the LLC becomes a member of a “group” within the meaning of that term in Section 13(d)(2) of the 1934 Act andRule 13d-5 promulgated thereunder, then the LLC shall enter into an agreement with the other members in the group that provides that each member shall bear its pro rata share of the expenses incurred by the group in complying with its legal obligations, soliciting proxies to be voted at one or more meetings of the shareholders of REDE, defending or initiating litigation related to REDE, or in related matters, such pro rata share to be proportional to each member’s ownership of shares of common stock of REDE.

15.                                 Purchase Prices.  The LLC shall not purchase shares of REDE if, at the time of purchase, the weighted average cost per share of REDE previously purchased exceeds $11.50, exclusive of brokerage commissions incurred in connection with such purchases.

17.                                 Non-Exclusivity.  No Member is precluded from purchasing or selling shares of common stock of REDE directly or through entities other than the LLC; provided that to the extent any of the Glenhill Entities purchase shares of REDE during the term of the LLC’s existence other than through the LLC, upon the dissolution of the LLC each Glenhill Entity shall pay to Scott Galloway an amount equal to 8.0% of its realized and unrealized gain attributable to such investment in REDE; and provided, further, that unless otherwise agreed by the Glenhill Entities, the Manager shall not purchase or sell shares of REDE for its own account or any other person other than purchases or sale which are made pro rata at the same time purchases or sales are being made by the LLC.

18.                                 Section 16(b).  The Manager agrees to indemnify and hold harmless the Glenhill Entities for any loss or expense that they incur due to a loss or expense incurred by the LLC by reason of its engaging transactions that entitle REDE or any other issues to recover “short-swing” profits under Section 16(b) of the 1934 Act, excluding any such liability to the extent that it is covered by purchases or sales of common stock of REDE (or other securities) by the Glenhill Entities directly or through entities other than the LLC.

19.                                 Tax Reporting.  The Manager shall use commercially reasonable efforts to cause the LLC to send to each person who was a Member at any time during any fiscal year within 90 days following the end of such fiscal year a copy of Schedule K-1 to Internal Revenue Service Form 1065 (or any successor form), indicating such Member’s share of the LLC’s income, loss, gain, expense and other items relevant items for the purposes of federal, state and local income taxes.

IN WITNESS WHEREOF, the undersigned have signed this Agreement as of May 25, 2005.

Class A Members:		Class B Member and Manager:

Glenhill Capital LP
By GJK Capital Management, LLC
By Krevlin Advisors, LLC

By:	/w/ Glenn Krevlin	/s/ Scott Galloway
	Glenn Krevlin	Scott Galloway
Managing Member

Glenhill Capital Overseas Master Fund, L.P.
By Glenhill Capital Overseas GP Ltd.

By:	/w/ Glenn Krevlin
Glenn Krevlin
Director

/s/ Scott Galloway
Scott Galloway